Jeffs’ Brands Ltd

7 Mezada Street

Bnei Brak, Israel 5126112

July 24, 2023

Via EDGAR

Cara Wirth

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NEs

Washington, DC 20549

Re:	Jeffs’ Brands Ltd

Post-Effective Amendment No. 2 to Form F-1

Filed June 6, 2023

File No. 333-262835

Dear Madam:

The purpose of this letter is to respond to your letter of July 5, 2023, regarding the abovementioned Post-Effective Amendment No. 2 to Form F-1 (the “Post-Effective Amendment No. 2”) of Jeffs’ Brands Ltd (the “Company”, ‘we’, “us” or “our”). For your convenience, your original comment appears in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Post-Effective Amendment No. 2.

Post-Effective Amendment on Form F-1 Filed June 6, 2023

General

1.	We note that this Post-Effective Amendment No. 2 includes a reference to Additional Warrants to purchase up to an aggregate amount of 2,824,535 Ordinary Shares, and your Post-Effective Amendment No. 1 includes a reference to Additional Warrants to purchase up to an aggregate amount of 2,584,140 Ordinary Shares. Both references to the Additional Warrants appear to be to the warrants issued to holders in connection with the pricing adjustment that occurred based on the volume weighted average stock price on September 7, 2022. Please clarify whether these are two separate sets of Additional Warrants or otherwise. Additionally, particularly based on the fee table and legal opinion filed as exhibits to your Registration Statement on Form F-1, declared effective on August 25, 2022, it is unclear whether the Additional Warrants were covered by the Registration Statement. Note that, if they were not, it is impermissible to register them now per Securities Act Rule 413(a). Please advise. Upon reviewing your response, we may have additional comments.

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company issued Additional Warrants to purchase up to an aggregate amount of 2,824,535 Ordinary Shares to holders in connection with the pricing adjustment that occurred based on the volume weighted average stock price on September 7, 2022. The number of Additional Warrants previously mentioned in Post-Effective Amendment No. 1 to Form F-1, was an estimate, while the final number of Additional Warrants issued was only determined after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the Warrants). We further advise the Staff that the number of Ordinary Shares to be issued upon the exercise of Additional Warrants (no separate fee was required pursuant to Rule 457(i) of the Securities Act), issued by the Company in November 2022 following the adjustment to the exercise price of the Warrants, was covered by the fee table and the legal opinion filed as exhibits to the Company’s Registration Statement on Form F-1 declared effective on August 25, 2022 (the “Registration Statement”). We registered a maximum offering amount of $45,531,250 under the Registration Statement which included an amount of $8,912,500 related to the Ordinary Shares issuable upon the exercise of Additional Warrants. Effective as of November 28, 2022, we have issued Additional Warrants to purchase up to an aggregate amount of 2,824,535 Ordinary Shares, with an exercise price of $2.02 per share, for an aggregate offering amount of $5,705,560.7, which amount is less than the amount registered under the Registration Statement.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Jeffs’ Brands Ltd

By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP